Exhibit 99.1

World’s Top Smartphone Vendor Adopts

Spreadtrum Smartphone Chipsets

SHANGHAI, CHINA – December 10, 2012 – Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced that during the fourth quarter, Spreadtrum’s smartphone chipset, the SC8810, started shipping in a low-cost TD-SCDMA smartphone from the world’s largest smartphone vendor. With this design win, Spreadtrum is now providing the world’s top handset maker with TD-SCDMA smartphone chipsets for low-cost smartphones (SC8810), TD-SCDMA modems for flagship smartphones (SC8803), and GPRS/GSM baseband chipsets for feature phones (SC6820) sold to consumers around the world.

Spreadtrum’s CEO Leo Li commented, “The adoption of our smartphone platform by the world’s top smartphone vendor is a significant milestone demonstrating our ability to deliver smartphone solutions with the quality, technology innovation and cost advantage required by top global manufacturers.

“China Mobile has a vast subscriber base, now numbering more than 700 million subscribers, most of whom are still using 2.5G handsets. This represents a tremendous opportunity as replacement handset buyers begin to consider smartphones for the first time in the coming year. In 2013, we expect the entry level segment for TD-SCDMA smartphones to grow significantly. Our SC8810 smartphone chipset enables our customers to develop low-cost TD-SCDMA smartphones that are attractive and affordable for the first time smartphone buyer.”

Spreadtrum's SC8810 integrates a 1GHz Cortex A5 processor, 3D/2D Mali graphics accelerator, a 5 megapixel camera sub-system and supports resolution up to WVGA and wireless connectivity including Bluetooth, WiFi and GPS. The SC8810 delivers low power multimode TD-SCDMA/EDGE/GPRS/GSM operations with dual-mode automatic switching and supports TD-HSDPA at 2.8Mbps and TD-HSUPA at 2.2 Mbps. The SC8810 is delivered with turnkey Android and systems software.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards.  Spreadtrum's solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost.  Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world.  For more information, visit www.spreadtrum.com.

SPREADTRUM SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the expectation that the adoption of Company’s smartphone platform by the world’s top smartphone vendor demonstrates Company’s ability to deliver smartphone solutions with the quality, technology innovation and cost advantage required by top global manufacturers; the expectation that there is potential tendency of China Mobile subscribers to replace their existing 2.5G handsets with smartphones, or low-cost smartphones in particular; the expectation that the entry level segment for TD-SCDMA smartphones to grow significantly in 2013; and the expectation that Company’s SC8810 smartphone chipset will enable Company’s customers to develop low-cost TD-SCDMA smartphones that are attractive and affordable for the first time smartphone buyer. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for smartphones; Spreadtrum’s ability to deliver smartphone solutions with the quality, technology innovation and cost advantage required by top global manufacturers; the market acceptance of the entry level segment for TD-SCDMA smartphones in 2013; the performance of SC8810 smartphone chipset; the state of and any change in the Company's relationship with its customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 10, 2012, especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

Contact: Diana Jovin, ir@spreadtrum.com, +1 650-308-8148